“0	UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D (Amendment No. 3)*

Under the Securities Exchange Act of 1934

VIRTU FINANCIAL, INC.
(Name of Issuer)

Class A common stock, par value $0.00001 per share
(Title of Class of Securities)

928254101
(CUSIP Number)

Jeremy Henderson
Ordinal Ventures, LLC
667 Madison Avenue
New York, NY 10065
(929) 394-0020

Copy to:
Mark F. Veblen
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, NY 10019
(212) 403-1000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 24, 2021
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 928254101
1	Names of Reporting Persons Ordinal Holdings I, LP
2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0
	8	Shared Voting Power 2,447,528
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 2,447,528
11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,447,528
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row 11 2.2%*
14	Type of Reporting Person (See Instructions) PN

* The calculation of the foregoing percentage is based on 112,339,058 shares of the Issuer’s Class A common stock, par value $0.00001 per share (the “Issuer Class A Common Stock”) that were issued and outstanding, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2021, filed with the SEC on November 3, 2021.

CUSIP No. 928254101
1	Names of Reporting Persons Ordinal Holdings I GP, LP
2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0
	8	Shared Voting Power 2,447,528
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 2,447,528
11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,447,528
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row 11 2.2%*
14	Type of Reporting Person (See Instructions) PN

* The calculation of the foregoing percentage is based on 112,339,058 shares of Issuer Class A Common Stock that were issued and outstanding, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2021, filed with the SEC on November 3, 2021.

CUSIP No. 928254101
1	Names of Reporting Persons Ordinal Ventures, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0
	8	Shared Voting Power 2,447,528
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 2,447,528
11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,447,528
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row 11 2.2%*
14	Type of Reporting Person (See Instructions) OO

* The calculation of the foregoing percentage is based on 112,339,058 shares of Issuer Class A Common Stock that were issued and outstanding, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2021, filed with the SEC on November 3, 2021.

CUSIP No. 928254101
1	Names of Reporting Persons Tide Mill L.L.C.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0
	8	Shared Voting Power 2,447,528
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 2,447,528
11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,447,528
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row 11 2.2%*
14	Type of Reporting Person (See Instructions) OO

* The calculation of the foregoing percentage is based on 112,339,058 shares of Issuer Class A Common Stock that were issued and outstanding, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2021, filed with the SEC on November 3, 2021.

CUSIP No. 928254101
1	Names of Reporting Persons West Meadow Group LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0
	8	Shared Voting Power 2,447,528
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 2,447,528
11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,447,528
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row 11 2.2%*
14	Type of Reporting Person (See Instructions) OO

* The calculation of the foregoing percentage is based on 112,339,058 shares of Issuer Class A Common Stock that were issued and outstanding, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2021, filed with the SEC on November 3, 2021.

CUSIP No. 928254101
1	Names of Reporting Persons Glenn H. Hutchins
2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 23,981
	8	Shared Voting Power 2,447,528
	9	Sole Dispositive Power 23,981
	10	Shared Dispositive Power 2,447,528
11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,471,509
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row 11 2.2%*
14	Type of Reporting Person (See Instructions) IN

* The calculation of the foregoing percentage is based on 112,339,058 shares of Issuer Class A Common Stock that were issued and outstanding, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2021, filed with the SEC on November 3, 2021.

CUSIP No. 928254101
1	Names of Reporting Persons Robert Greifeld
2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 18,170
	8	Shared Voting Power 2,447,528
	9	Sole Dispositive Power 18,170
	10	Shared Dispositive Power 2,447,528
11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,465,698
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row 11 2.2%*
14	Type of Reporting Person (See Instructions) IN

* The calculation of the foregoing percentage is based on 112,339,058 shares of Issuer Class A Common Stock that were issued and outstanding, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2021, filed with the SEC on November 3, 2021.

Explanatory Note
This Amendment No. 3 (this “Amendment No. 3”) amends the statement on Schedule 13D (the “Original Schedule 13D” and, as amended, this “Schedule 13D”) filed with the Securities and Exchange Commission (the “SEC”) on July 31, 2017, as amended by Amendment No. 1 to the Original Schedule 13D filed with the SEC on May 28, 2020, and as further amended Amendment No. 2 to the Original Schedule 13D filed with the SEC on August 12, 2021, by Ordinal Holdings I, LP (“Holdings”), a Delaware limited partnership (formerly North Island Holdings I, LP), Ordinal Holdings I GP, LP, a Delaware limited partnership (formerly North Island Holdings I GP, LP), Ordinal Ventures, LLC, a Delaware limited liability company (formerly North Island Ventures, LLC), Tide Mill L.L.C., a Delaware limited liability company (formerly North Island L.L.C.), West Meadow Group LLC, a New Jersey limited liability company, Glenn H. Hutchins, a United States citizen, and Robert Greifeld, a United States citizen (collectively, the “Reporting Persons”), relating to the Class A common stock, par value $0.00001 per share (the “Issuer Class A Common Stock”) of Virtu Financial, Inc., a Delaware corporation (the “Issuer”).
Items 3, 4, 5, and 7 of the Schedule 13D are hereby amended and supplemented as follows:
Item 3.  Source and Amount of Funds or Other Consideration.
Item 3 of the Schedule 13D is hereby amended and supplemented to add the following information:
“The Reporting Persons currently have beneficial ownership of less than 5% of the outstanding Issuer Class A Common Stock and are therefore discontinuing any reporting obligation under Section 13(d) of the Securities and Exchange Act of 1934 (the “Securities Exchange Act”).”
Item 4.  Purpose of Transaction.
Item 4 of the Schedule 13D is hereby amended and supplemented to add the following information:
“On November 24, 2021, Holdings effected a distribution in kind of 17,411,715 shares of Issuer Class A Common Stock to Coral Blue Investment Pte. Ltd., a limited partner of Holdings at the time of such distribution.  After giving effect to the distribution, Holdings holds a total of 2,447,528 shares of Issuer Class A Common Stock which represents approximately 2.2% of the outstanding Issuer Class A Common Stock.  The Reporting Persons currently have beneficial ownership of less than 5% of the outstanding Issuer Class A Common Stock and are therefore discontinuing any reporting obligation under Section 13(d) of the Securities Exchange Act.”
Item 5.  Interest in Securities of the Issuer.
The first two paragraphs of parts (a) and (b) of Item 5 of the Schedule 13D are hereby amended and restated to read in their entirety as follows:
“(a) and (b)  The following disclosure assumes that there are 112,339,058 shares of Issuer Class A Common Stock issued and outstanding, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2021, filed with the SEC on November 3, 2021.
As of the date hereof, 2,447,528 shares of Issuer Class A Common Stock are held by Holdings, which represents approximately 2.2% of the outstanding Issuer Class A Common Stock.”
Parts (e) of Item 5 of the Schedule 13D is hereby amended and restated to read in its entirety as follows:
“(e)  On November 24 the Reporting Persons ceased to have beneficial ownership of more than 5% of the outstanding Issuer Class A Common Stock and are therefore discontinuing any reporting obligation under Section 13(d) of the Securities Exchange Act.”

Item 7.  Material to Be Filed as Exhibits.
The following document is filed or incorporated by reference as an exhibit to this Schedule 13D:
Exhibit Number	Description of Exhibit
99.1	Joint Filing Agreement, dated as of July 31, 2017, among the Reporting Persons (filed with the Original Schedule 13D).

Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: November 29, 2021
ORDINAL HOLDINGS I, LP By: Ordinal Holdings I GP, LP, its general partner By: Ordinal Ventures, LLC, its general partner

By:	/s/ Glenn H. Hutchins
Name: Glenn H. Hutchins
Title: Authorized Signatory

ORDINAL HOLDINGS I GP, LP By: Ordinal Ventures, LLC, its general partner

By:	/s/ Glenn H. Hutchins
Name: Glenn H. Hutchins
Title: Authorized Signatory

ORDINAL VENTURES, LLC

By:	/s/ Glenn H. Hutchins
Name: Glenn H. Hutchins
Title: Authorized Signatory

TIDE MILL L.L.C.

By:	/s/ Glenn H. Hutchins
Name: Glenn H. Hutchins
Title: Authorized Signatory

WEST MEADOW GROUP LLC

By:	/s/ Robert Greifeld
Name: Robert Greifeld
Title: Administrative Manager

GLENN H. HUTCHINS

By:	/s/ Glenn H. Hutchins

ROBERT GREIFELD

By:	/s/ Robert Greifeld